TIRO
2021 Report

Dear investors,

In 2022, Team Tiro will continue to develop the world's best assessment tool for teachers. You are our partners in making this dream a reality for learners and educators. We are deeply appreciative of your continued support. Tiro and Rubigo are in great shape and continuing to develop and meet the needs of students and teachers. Our goal is to expand our reach and get Tiro into as many hands as possible.

We need your help!

Do you know anyone with digital marketing expertise? Do you know any teachers or leaders in the education space? Please introduce us! We would love to make deeper inroads and meet people who can help get Tiro and Rubigo into the hands of as many educators as possible. This means powerful, targeted marketing campaigns on Google, Facebook, Reddit, and other places teachers gather. As always, thank you for your support!

Sincerely,

Brian Alan Carroll

Co-founder

Elliott Goodman

Co-founder

Our Mission

Tiro hopes to enhance traditional 'report cards' with teacher-designed, analytics-based learning and development reports that list the specific strengths of each and every student with descriptions, rather than simplistic letter grades, numbers, or check marks. One of our long-term goals is to build a platform for classroom teachers to write large-scale assessments that can be shared and used by other educators around the world.

See our full profile

How did we do this year?

Report Card

A-



The Good

Built Rubigo, a tool for educators to create, print, share, and save rubrics.

Created the foundation for an innovative mastery-based gradebook within Tiro.

Wrote the API for LTI integration with the most common LMSs.



The Bad

Our biggest goal is user acquisition in 2022.

We need to make progress with protecting our intellectual property.

We need to do more market research to make sure our product is exactly what teachers are looking for.

2021 At a Glance

January 1 to December 31



$0
Revenue



-$70,737
Net Loss



$0
Short Term Debt



$78,577
Raised in 2021



$50,201
Cash on Hand
As of 04/24/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We enable teachers to create quizzes, tests, homework, and projects to give targeted feedback to students in new ways that promote learning and development. Our web-based tool, called Tiro, redirects teachers' time from grading papers to analyzing students' progress, helping transform traditional classroom testing into a celebration of student learning and development.

Tiro hopes to enhance traditional 'report cards' with teacher-designed, analytics-based learning and development reports that list the specific strengths of each and every student with descriptions, rather than simplistic letter grades, numbers, or check marks. One of our long-term goals is to build a platform for classroom teachers to write large-scale assessments that can be shared and used by other educators around the world.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Real & Open Corporation d/b/a Tiro was incorporated in the State of New York in March 2018.

Since then, we have:

- 🏫 With the largest school districts going fully remote, Tiro keeps things personal

- 🥇 Innovative and proprietary code to build a research-driven, teacher-made tool

- 💯 Tiro gives teachers the right data to provide deeper descriptions of students' abilities and needs

- 📖 We have 25+ years of teaching experience in private & public schools, K-12 & college

- 💰 The edtech market is rapidly growing - there's worldwide demand for tools like Tiro

- 👩‍🏫 You believe kids deserve to own their learning, build confidence and get personalized feedback

- 😊 You're thankful for your favorite teacher and you want to help thousands more around the world

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $2,250, including $2,250 in cash. As of December 31, 2020, the Company had $304 in total assets, including $304 in cash.

- *Net Loss.* The Company has had net losses of $70,737 and net losses of $52,160 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $50,000 for the fiscal year ended December 31, 2021 and $50,000 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $50,000 in debt, $11,887 in equity, and with $78,577 from the SAFE round.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

Based on our prior fundraising, our projected runway is 12 months before we need to raise further capital

to raise further capital.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We plan to raise additional capital from investors later in 2022. Except as otherwise described in this Form C, we do not have additional sources of capital. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether our cash on hand will be sufficient to enable us to implement our strategy. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any additional or new investments from investors in the future.

Runway & Short/Mid Term Expenses

Real & Open Corporation d/b/a Tiro cash in hand is $50,201, as of April 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $515/month, for an average burn rate of $515 per month. Our intent is to be profitable in 24 months.

There are no material changes or trends in our finances or operations that have occurred since the date that the financials cover.

We do not expect any significant change in revenue in the next 6 months and are reliant on a loan for our expenses.

No. We are not profitable yet. Funding is necessary to pay for a marketing professional to manage advertising and user acquisition.

No - we have used our existing sources of capital to build a fully-functional MVP and test it with students and teachers.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -3,144%** **Earnings per Share: -$88.42** **Revenue per Employee: $0**

Cash to Assets: 100% **Revenue to Receivables: ~** **Debt Ratio: 2,222%**

Tiro_GAAP_Financials_2021.pdf

We ❤ Our 52 Investors

Thank You For Believing In Us

Patrick McCarthy	'Imran Razak	Jeffrey Steinberg	Jessica Brothers	Harshad Joshi	David Macario	Omar Shamsaldeen
Kevin King	Raymond Han	Cezar Cristian Andrei	Zoey Nemeth	Allan Goodman	Nan K Goodman	David J. Steinberg
Melanie Pick	Hallie Bodey	Bobbi And Henry Fields	William Holtzman	Travis Chapa	Carter B. Smith	Adrian Cruz
Anne Wayne	Yue Kong Lau	Jacobus Dirk Spreeuwen...	Eleanor Withers	Badal Haider	Nicholas Pullman	Martin Shannon
Brian Fischer	Michael Schield	Robert S Pick	Kimberly Geddes	Ali Kummer	David Troxell	Manning Kalish
Jeremy Pick	Andrew Djunaidi	Joseph Jacobs	Michael Nemeth	Garry Nemeth	Jared Cohen	Ryan P Weisert
Karen Kalish	Harsha Tamatam	Phillip Goodman	Jeff Sendbo	Mehmet Orun	Rajesh Narayanan Venkat...	Tamieka Hill
Phyllis Carroll	Patrick Enweronye	Ryan Boyd				

Thank You!

From the Tiro Team








Elliott Goodman
Co-founder

Brian A. Carroll
Co-founder

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Brian Alan Carroll	Graduate Student @ Teachers College Columbia University	2018
Elliott Goodman	Lead Teacher @ Los Angeles Unified School District	2018

Officers

OFFICER	TITLE	JOINED
Brian Alan Carroll	President Treasurer	2018
Elliott Goodman	Vice President Secretary	2018

Voting Power ⍰

HOLDER	SECURITIES HELD	VOTING POWER
Brian Alan Carroll	350,000 Common Stock	45.5%
Elliott Goodman	350,000 Common Stock	45.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2019	$6,246	Common Stock	Other
09/2019	$5,641	Common Stock	Other
02/2020	$50,000		Other
03/2021	$78,577		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Elliott Goodman ⍰	02/12/2020	$50,000	$50,000 ⍰	0.0%	02/01/2024	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,000,000	800,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

COVID-19: in March 2020, the World Health Organization declared the outbreak of a novel strain of the coronavirus ("COVID-19") to be a pandemic. The pandemic is having widespread, rapidly evolving impacts on economies, financial markets, and business practices. The Company is closely monitoring the impact of COVID-19 on all aspects of its business. Currently, no material impact has been identified.

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2).

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Profit is dependent on school-based or district-based contracts. Public education contracts are usually awarded in the Spring for the following school year, limiting the time we have to sell our products for profit and dictating when products need to be completed and ready.

Our unique data visualizations and statistical procedures may be too similar to procedures used in the business world to be eligible for design or utility patents.

We are assuming that, nation-wide, there is a push towards standards-based teaching practices and that teachers will create more assessments that are standards-based.

Our competitors already have a large number of users. Were they to pivot and build a product similar to tiro, we would have difficulty getting users to change products.

Our future success depends on the efforts of a small development team. The loss of services of one developer or designer may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Brian and Elliott both have full-time jobs as educators in addition to building Real & Open. We see this as a strength because we can use the product with our own students, but it also limits the hours/week we can dedicate to Real & Open.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[⊙];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Real & Open Corporation d/b/a Tiro

- New York Public Benefit Corporation
- Organized March 2018
- 2 employees

503 W. 148th St.
Apt. 2
New York NY 10031

http://www.tiro.org

Business Description

Refer to the Tiro profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Tiro is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.